UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

MAGNOLIA SOLAR CORPORATION

(Exact name of registrant as specified in its charter)

Commission File No.: 000-53361

NEVADA	39-2075693
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

March 18, 2016

54 Cummings Park, Suite 316

Woburn, MA 01801

(Address of Principal Executive Offices)

(781) 497-2900

(Registrant's Telephone Number)

With copies to:

Andrea Cataneo, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

(212) 930-9700

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

MAGNOLIA SOLAR CORPORATION

54 Cummings Park, Suite 316

Woburn, MA, 01801

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about March 18, 2016 to holders of record as of February 10, 2016 (the “Record Date”), of common stock, par value $0.001, of Magnolia Solar Corporation (the “Company”, “we” or “us”). The Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 29, 2016, with Ecoark, Inc., a Delaware corporation (“Ecoark”), and Magnolia Solar Acquisition Company, also a Delaware corporation, which is a wholly owned subsidiary of the Company (the “Merger Sub”). Pursuant to the Merger Agreement, Ecoark will merge with and into the Merger Sub, and the combined entity will be a wholly-owned subsidiary of the Company (the “Merger”).

Ecoark was incorporated under the laws of the State of Delaware on November 28, 2011 as an innovative and growth-oriented company which develops and deploys intelligent technologies and consumer products to its customers in order to meet the demand for sustainable, integrated solutions to contemporary business needs.

Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers after the completion of the Merger. Additional information about the Merger is contained in our Definitive Proxy Statement, dated March 7, 2016, which was filed with the Commission on March 7, 2016. All of the Company's filings and exhibits may be inspected without charge at the public reference section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company's filings may be obtained free of charge from the Commission's website at http://www.sec.gov.

CHANGE IN CONTROL

Upon the closing of the Merger, each issued and outstanding common share of Ecoark will be converted into one half (1/2) share of our common stock, par value $0.001 per share

After the closing of the Merger, approximately 95% of the Company’s issued and outstanding common stock will be owned by the Ecoark stockholders. The remaining 5% will be held by the Company’s current stockholders.

MANAGEMENT OF MAGNOLIA SOLAR FOLLOWING THE MERGER

The following table sets forth information regarding Magnolia Solar’s executive officers and directors as of the date of this information statement and three director nominees that will be elected directors effective upon completion of Merger and the executive officers after the Merger.

Name	Current Position with Magnolia Solar	Position with Magnolia Solar After the Merger
Dr. Ashok K. Sood	President, Chief Executive Officer and Director	President and Director
Dr. Yash R. Puri	Executive Vice President, Chief Financial Officer and Director	Chief Financial Officer and Director
Randy S. May		Chief Executive Officer and Director
Greg Landis		Secretary and Director
Gary Metzger		Director
Roshan Weerasinghe		Chief Operating Officer

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Randy S. May

Ecoark is a Delaware corporation incorporated by Randy May on November 28, 2011. Since then, Randy May has served as CEO and Chairman of the Board of Ecoark. As CEO, Randy leads a strong management team that is working to deliver Ecoark’s mission of sustainable solutions through its subsidiaries and strategic partners. Under his leadership, Ecoark has completed three strategic acquisitions since 2012. Randy is a 25-year retail and supply-chain veteran with extensive experience in marketing, operational and executive roles.

Prior to Ecoark, Randy held a number of roles with Wal-Mart, the world's largest retailer based in Bentonville, Arkansas. From 1998-2004 Randy served as Divisional Manager for half the United States for one of such company’s specialty divisions. There, he was responsible for all aspects of strategic planning, finance, and operations for more than 1800 stores. He had complete P&L responsibility for more than $4 Billion dollars of sales at the time. Under Randy’s leadership, the business grew sales and market share in a strong competitive market. As founder of Ecoark and Ecoark’s primary innovator, it is essential to have Mr. May on the Board of Directors.

Greg Landis

Mr. Landis has served on the Board of Directors of Ecoark since 2011. Mr. Landis is a Certified Public Accountant and, since August 2009, has served as the principal of the accounting firm of Landis & Associates, PLLC in Bentonville, Arkansas. Mr. Landis is licensed as a CPA in Arkansas and is a member of the American Institute of Certified Public Accountants and the Arkansas Society of Certified Public Accountants. Previously, Mr. Landis has served as the Chief Financial Officer of banks in Kansas, Arkansas and Texas including organizations with over $2 billion in assets. Prior to these positions, he was a manager in the largest CPA firm in Kansas. Mr. Landis graduated from Wichita State University in 1985 with a Bachelor’s degree in Business Administration and a major in Accounting. With Mr. Landis’s financial expertise and knowledge of Ecoark’s operations, Mr. Landis’s experience and qualifications are essential to the Board of Directors.

Gary Metzger

Mr. Metzger has served on the Board of Directors of Ecoark since 2013. Mr. Metzger offers 40 years of product development, strategic planning, management, business development, and operational expertise. He had served as an executive at Amco International, Inc. and Amco Plastics Materials, Inc., where in 1986 he was named President for 24 years until Amco was sold to resin distribution giant Ravago Americas in December of 2011. Mr. Metzger was co-owner of Amco Plastics Materials, Inc. Since the sale of Amco, Mr. Metzger has been serving as General Manager of Amco/Ravago.

Mr. Metzger leadership and knowledge of manufacturing companies are an asset to the Board of Directors. In addition to his leadership functions, Mr. Metzger spearheaded research and development for recycled polymers, new alloy and bio-based polymer development, and introducing fragrance into polymer applications. He also developed encrypted item level bar code identification technology, anti- counterfeiting technologies, and antimicrobial technologies.

Roshan Weerasinghe – Chief Operations Officer

Mr. Weerasinghe started with Ecoark in 2014 and was promoted to Chief Operations Officer in 2015. He has experience that spans over 18 years at Wal-Mart, Ingersoll Rand Asia Pacific and Climate Control Technologies. Prior to joining Ecoark, he was the Senior Director of Compliance and Food Safety for Walmart China, working out of an office in Shenzhen, China. In 2011 and 2012, Mr. Weerasinghe had his own consulting business advising big box and small regional retailers.

He is an innovative, assertive and goal oriented executive who offers a distinguished background of successfully propelling quality programs and initiatives that spur operational growth and profitability. Mr. Weerasinghe has excellent cross-cultural communication skills honed through years of experience operating in diverse countries including United States, China, Brazil, India, Thailand, Malaysia, Mexico, and Vietnam.

MANAGEMENT OWNERSHIP AFTER THE MERGER

The following table sets forth the beneficial ownership of the Company’s capital stock by our affiliates, assuming the completion of the transactions contemplated by the Merger Agreement, and including a reverse stock split prior to closing (on a 1-for-250 basis).

Beneficial Owner	Beneficial Ownership	Percentage Voting Power
Randy S. May	10,504,462	36.2%
Greg Landis	505,248	1.7%
Gary Metzger	4,668,043	16.1%
Dr. Ashok Sood	115,300	*
Dr. Yash R. Puri	128,300	*
Total	15,921,353	54.8%

*	Less than 1%

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Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of February 10, 2016, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The aforementioned voting power percentage was based on 29,049,428 shares of MGLT common stock projected to be issued and outstanding after the consummation of transactions contemplated by the Merger Agreement. These figures also include the consideration of a reverse stock split prior to closing (on a 1-for-250 basis).

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and those individuals who will be appointed as executive officers and directors following the consummation of the Merger. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Ecoark prior to the date the new directors take office.

Each member of our Board of Directors (the “Board”) shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of these directors.

Name	Age	Position
Dr. Ashok K. Sood	68	Chief Executive Officer, Director
Dr. Yash L. Puri	68	Chief Financial Officer, Director

Dr. Ashok K. Sood, President, Chief Executive Officer and Director

Dr. Ashok Sood is President, Chief Executive Officer and as a Director of Magnolia Solar since its inception. Prior to joining Magnolia Solar, Dr Sood had over 35-years’ experience in developing and managing solar cells, optical, and optoelectronics technology and products for a start-up company and several major corporations, including Lockheed-Martin, BAE Systems, Loral, Honeywell, and Mobil-Tyco Solar Energy Corporation ( Joint Venture between Mobil Oil and Tyco). Dr. Sood was instrumental in development and managed optical and optoelectronics technology/ Programs.

Recently, Dr. Sood has managed the development of new technologies for anti-reflective coatings for solar cells and defense applications. He has also been actively engaged in working with several solar cell technologies that broaden the solar spectrum absorption and improve both voltage and current output of the cells to enhance their efficiency. Previously, he has been leading design and development of optoelectronics devices using CdS, CdTe, HgCdTe, GaN, AlGaN, InGaN and ZnO for various defense applications, solar cells for space, and commercial applications. Dr. Sood has led many efforts resulting in DoD/NASA programs developing the technology / products and supporting their transition to manufacturing. He also led various industry and university teams bridging centers of excellence across the United States with industry led programs.

Since joining Magnolia, Dr. Sood has focused his efforts on using nanotechnology for developing high performance thin film detectors and solar cells. His understanding of technology and funding opportunities is an asset to Magnolia Solar.

Dr. Sood received his Ph.D. and M.S. in Engineering from the University of Pennsylvania and has an M.S. and a B.S. in Physics (Honors) from Delhi University in India. At the University of Pennsylvania, he attended Physics courses given by two Nobel Laureates. His Ph.D. dissertation was on the study of optoelectronic properties of PbS/CdS for detector and laser applications in the visible to near infrared spectral bands. Dr. Sood has also taken several management courses and also attended professional development programs organized by the Wharton School at the University of Pennsylvania.

Dr. Sood is a member of IEEE and the SPIE. He has chaired sessions on optical and nanotechnology at conferences of those organizations. He has also been on several expert panels for future direction of Thin Film solar cells. As a co-founder of Magnolia Solar, and expert in the thin-film solar area, Dr. Sood’s experience and qualifications are essential to the Board of Directors.

As a founder of our subsidiary, Magnolia Solar, and expert in the thin-film solar area, Mr. Sood’s experience and qualifications are essential to the Board of Directors.

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Dr. Yash R. Puri, Executive Vice President, Chief Financial Officer and Director

Dr. Yash R. Puri was appointed our Executive Vice President, Chief Financial Officer and as a Director on December 31, 2009.  He brings many years of photovoltaic technology and applications experience both in the private sector and in the academia. Dr. Puri brings experience in startup environment and growth management to the Magnolia team.

Previously from 1997 until 1999 Dr. Puri was VP of Finance for GT Equipment Technologies, Inc., (presently known as GT Advanced Technologies, Inc., NASDAQ: GTAT), equipment manufacturer serving the semiconductor and the photovoltaic industries. He helped this high technology startup, formed in 1994, to grow to revenue of about $20 million. The company won many rewards and much recognition; it was a New England finalist in the Ernst & Young Entrepreneur of the Year award. In this position, he was actively involved in running a high-technology business, and he successfully negotiated a $3.5 million line of credit with a major bank, established an audit relationship with one of the big-five accounting firms, established a foreign sales corporation, implemented a R&D credit program to reduce tax liabilities, and established company-wide management software to integrate manufacturing and financial operations. Near the end of his term there, he also successfully negotiated the company’s first subordinated debt issue.

Director Independence

None of our current directors are “independent directors,” as that term is defined by listing standards of the national exchanges and SEC rules, including the rules relating to the independence standards of an audit committee and the non-employee director definition of Rule 16b-3 promulgated under the Exchange Act.

Board of Directors Committees

Currently, our Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. Our Board performs the duties of an audit committee. Additionally, our Board does not have a nominating committee as we have no employees and no operating business. The functions customarily performed by a nominating committee are performed by the full Board.

Communications with Directors

Shareholders may communicate with our Board by directing their communication in care of the Secretary of the Company, at the address set forth on the front page of this Information Statement. You will receive a written acknowledgement from the Company upon receipt of your communication.

Legal Proceedings Involving Directors and Executive Officers

We are not a party to any pending legal proceeding, nor is our property the subject of a pending legal proceeding, that is not in the ordinary course of business or otherwise material to the financial condition of our business. None of our directors, officers or affiliates is involved in a proceeding adverse to our business or has a material interest adverse to our business.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

As of March 18, 2016, we had 49,004,912 shares of common stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by the SEC to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of copies of reports furnished to us, or written representations that no reports were required, we believe that during the year ended December 31, 2015, our executive officers, directors and 10% holders complied with all filing requirements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, there were approximately 49,004,912 shares of our common stock outstanding. The following table sets forth certain information regarding our common stock, beneficially owned as of the Record Date, by each person known to us to beneficially own more than 5% of our common stock, each executive officer and director, and all directors and executive officers as a group. We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of that date. Shares issuable upon exercise of options, warrants or other securities that are exercisable, exchangeable or convertible within 60 days after the Record Date are included as beneficially owned by the holder. Beneficial ownership generally includes voting and dispositive power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole dispositive power with respect to all shares beneficially owned.

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Dr. Ashok K. Sood President, Chief Executive Officer and Director	8,300,000	(1)	16.94%

Dr. Yash R. Puri Executive Vice President, Chief Financial Officer and Director	8,100,000		16.53%

Alan Donenfeld Paragon Capital Advisors LLC 110 East 59th Street, 22nd fl New York, NY 10022	9,560,639	(2)	18.21%

Larry Butz Daybreak Special Situations Fund Ltd. 143 E. Main St Suite 150 Lake Zurich, IL 60047	10,071,130	(3)	19.99%

Marilyn Phillips Debt Opportunity LLLP 20711 Sterlington Drive Land O' Lakes, FL 34638	5,746,059	(4)	11.27%

All executive officers and directors as a group (two persons)	41,778,828		74.76%

Data based on 49,004,912 shares of our common stock issued and outstanding as of the Record Date.

(1)	Includes 200,000 shares of common stock held in the name of Mr. Sood’s minor child.

(2)	Mr. Donenfeld has sole voting and dispositive power over 2,000 shares of our common stock. In addition, Mr. Donenfeld has sole voting and dispositive power over 6,058,639 shares of our common stock as managing member of Paragon Capital Advisors LLC, the general partner of Paragon Capital LP (“Paragon Capital”). Subject to certain exceptions, we are prohibited from effecting an exercise of warrants and convertible notes to the extent that, as a result of the exercise and conversion, the holder of such shares beneficially owns more than 19.9% in the aggregate of the outstanding shares of our common stock calculated immediately after giving effect to the issuance of shares of common stock upon such exercise and conversion. The number of shares and the percentage, as the case may be, in this column is reflective of this ownership limitation and accordingly 3,500,000 shares of our common stock issuable upon exercise of warrants and conversion of convertible notes held by Paragon Capital have been included in the aggregate shares beneficially owned, as such ownership limitation would not affect the exercise of the entire warrant.

(3)	Mr. Butz has sole voting and dispositive power over 36,000 shares of our common stock. In addition, Mr. Butz has sole voting and dispositive power over 8,655,201 shares of our common stock as managing partner of Daybreak Capital Management LLC, the investment advisor to Daybreak Special Situations Master Fund, Ltd (“Daybreak Fund”). Subject to certain exceptions, we are prohibited from effecting an exercise of warrants and convertible notes to the extent that, as a result of the exercise and conversion, the holder of such shares beneficially owns more than 19.9% in the aggregate of the outstanding shares of our common stock calculated immediately after giving effect to the issuance of shares of common stock upon such exercise and conversion. The number of shares and the percentage, as the case may be, in this column is reflective of this ownership limitation and accordingly 3,619,071 shares of our common stock of an aggregate 5,000,000 shares issuable upon exercise of warrants and conversion of convertible notes held by Daybreak Fund have been excluded. In the event, this ownership limitation were not in effect, Mr. Butz would beneficially own an aggregate of 13,691,201 or 25.35% of the outstanding shares of our common stock calculated immediately after giving effect to the issuance of shares of common stock upon exercise of the warrants and conversion of convertible notes.

(4)	Ms. Phillips has shared voting and dispositive power over 3,746,059 shares of our common stock as managing member of Debt Opportunity Fund LLLP (“Debt Opportunity”). Subject to certain exceptions, we are prohibited from effecting an exercise of the warrants and convertible notes to the extent that, as a result of the exercise and conversion, the holder of such shares beneficially owns more than 19.9% in the aggregate of the outstanding shares of our common stock calculated immediately after giving effect to the issuance of shares of common stock upon such exercise and conversion. The number of shares and the percentage, as the case may be, in this column is reflective of this ownership limitation and accordingly 2,000,000 shares of our common stock issuable upon exercise of warrants and conversion of convertible notes held by Daybreak Fund have been included in the aggregate shares beneficially owned, as such ownership limitation would not affect the exercise of the entire warrant.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth, for the last two fiscal years, the compensation earned by each of our principal executive officer and principal financial officers during the last fiscal year (“named executive officers”). No other executive officer had annual compensation in excess of $100,000 during the last fiscal year.

				Option	All Other
		Salary	Bonus	Awards	Compensation		Total
Name and Principal Position	Year	($)	($)	($)	($)		($)
Dr. Ashok K. Sood	2015	17,850			44,850	(1)	62,700
President and CEO	2014	43,160			37,550	(1)	80,710

Dr. Yash R. Puri,	2015	17,850			44,850	(1)	62,700
Exec. VP and CFO	2014	33,920			45,310	(1)	78,230

___________

(1) Represents accrued but unpaid salary.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding unexercised options, unvested stock, and/or equity incentive plan awards issued to our named executive officers as of December 31, 2015.

Employment Agreements

We have not entered into employment agreements with any of our executive officers.

Director Compensation

Our directors currently do not receive monetary compensation for their service on the Board of Directors. Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as below, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
  Any member of the immediate family of any of the foregoing persons.

Magnolia Optical License

Our wholly owned subsidiary, Magnolia Solar, currently licenses our core technology under development from Magnolia Optical, a company controlled by our two executive officers and directors, Ashok Sood and Yash Puri. Under the license, we have been granted an exclusive, fully paid, royalty free, worldwide license to use the intellectual property of Magnolia Optical relating to the design and fabrication of thin-film solar photovoltaic solar cells for the manufacture and sale of thin-film photovoltaic solar cell products and services. In consideration for the license grant, Magnolia Optical shareholders received, after giving effect to the Reverse Merger, 7,130,000 shares of our common stock. The license has an initial term of ten years ending April 30, 2018 and shall automatically continue in effect thereafter unless terminated by either party. The license may be terminated for cause by either party.

Magnolia Solar is amortizing the license fee over the 120 month term of the license.  The Company’s management has determined that the fair value of the license exceeds the book value and thus no further impairment or amortization is necessary as of December 31, 2015. Amortization expense for the years ended December 31, 2015 and December 31, 2014 was $35,650 and $35,650 respectively.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

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SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized

MAGNOLIA SOLAR CORPORATION

Dated: March 18, 2016	By Order of the Board of Directors

	By:	/s/ Ashok K. Sood
Ashok K. Sood Chief Executive Officer

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